SECU

19010934

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
B-672602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32451 Golden Lantern, Suite 304
(No. and Street)

Laguna Niguel (City) CA (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Carroll 804-893-3712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 Wacker Dr., 6th Fl. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael L. Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

KATHERINE N. PARKER
NOTARY PUBLIC
REGISTRATION # 319231
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
DECEMBER 31, 2020

Katherine N. Parker

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2018

Contents

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Triton Pacific Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. This supplementary information is the responsibility of Company's management. Our audit procedures included determining whether the supplementary information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information presented in Schedules I, II, and III. In forming our opinion, we evaluated whether the supplementary information in Schedules I, II, and III, including its form and content, are presented in conformity with 17 C.F.R. § 240.17A-5. In our opinion, the supplementary information in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
March 1, 2019

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	58,070
Commissions receivable		53,740
Due from affiliates		12,907
Prepaid expenses		25,733
Fixed Assets, at cost, net of accumulated depreciation of $12,129		10,705
Deposits		7,086
Total assets	**$**	**168,241**

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	27,199
Commissions payable		51,567
Due to affiliates		20,509
Total liabilities		99,275
Members' Equity		68,966
Total Liabilities and Members' Equity	**$**	**168,241**

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenue from contract with customers		
Commissions and fees	$	449,379
Reimbursed issuer offering costs		443,810
Total revenue		893,189
Operating expenses		
Salaries and wages		1,017,169
Issuer offering costs		443,810
Outside services		94,481
Rent		85,721
Other general and administrative expenses		58,584
Office expense		25,129
Regulatory fees		24,906
Telephone		20,223
Professional fees		11,692
Depreciation expense		4,365
Insurance		2,865
Total operating expenses		1,788,945
Reimbursement from affiliate		(895,756)
Net income	$	-

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

Balance, December 31, 2017	$	68,966
Capital contribution		-
Net income		-
Balance, December 31, 2018	$	68,966

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation & amortization	4,365
Changes in operating assets and liabilities:	
Commission receivable	(29,350)
Prepaid expenses	(3,797)
Accounts payable and accrued expenses	(21,214)
Commissions payable	37,690
Net cash used in operating activities	(12,306)
Cash Flows from Financing Activities:	
Due from affiliates, net	(9,451)
Net cash flows used in financing activities	(9,451)
Net increase in cash	(21,757)
Cash at beginning of year	79,827
Cash at end of year	$ 58,070
Supplemental Information	
Taxes paid	$ 6,800

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2018

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer:

- Private placement of securities
- Distribution of Business Development Companies

Revenue Recognition - Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company determined that no adjustments were necessary for the recognition of revenue.

The Company applied the modified retrospective method of adoption which resulted in no cumulative adjustment to members' equity as of January 1, 2018. Reported financial results for historical periods were not restated and are reported under the accounting standards in effect during the historic period. Refer to the Company's audited financial statements for the year ended December 31, 2017 for discussions related to the Company's previous revenue recognition policies.

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue from selling and distribution of fees for affiliated issuers. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes a dealer manager fee and is recognized as revenue when the performance obligation is satisfied, generally the trade date.

Additionally, the Company incurs certain costs related to the offerings on behalf of the affiliated issuers. Issuer reimbursement of these costs is recorded as revenue under ASC Topic 606 at the point in time the related expense is incurred as the performance obligation is satisfied at such date.

All of the Company's revenue was earned from two customers during the year ended December 31, 2018.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to

make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets – Fixed assets are comprised of furniture and computers and are depreciated on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $6,800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 – Related Party Transactions

Triton Pacific Capital Partners, LLC ("TPCP") may pay certain expenses of the Company upfront and receive reimbursement subsequent to the transactions. A balance of $20,509 was due to TPCP and other affiliated companies on December 31, 2018, and $12,907 was due from affiliated companies.

Effective January 1, 2018 and ending May 31, 2018 the Company entered into an Expense Reimbursement Agreement with TPCP, an affiliated company providing fund

Note 3 – Related Party Transactions (cont'd)

management services to issuers that the Company is contracted as the Dealer Manager.

Pursuant to this Expense Reimbursement Agreement, TPCP has agreed to reimburse up to 100% of the operating expenses of the Company. For the year ended December 31, 2018, $412,850 was reimbursable to the Company under this agreement.

Effective June 1, 2018, a similar agreement was entered into with Restaurant Holdings Capital, LLC, an affiliate management company of TPCP. Pursuant to this Expense Reimbursement Agreement, $482,906 was reimbursable to the Company for the year ended December 31, 2018.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $10,362 which was $3,744 in excess of its required net capital of $6,618. The Company's net capital ratio was 9.58 to 1.

Note 5– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (2) (i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 6 – Leasing Arrangements

The Company leases office space under a non-cancelable operating lease expiring March 31, 2023. At December 31, 2018, the future minimum lease payments under the lease agreement were as follows:

Year ending December 31,		Amount
2019	$	68,088
2020		53,592
2021		54,666
2022		55,764
2023		14,010
TOTAL	$	246,120

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through March 1, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2018

Member's capital		$	68,966
Less: Non-allowable assets:			
Commissions receivable net of payable	2,173		
Deposits	7,086		
Due from affiliates	12,907		
Prepaid expenses	25,733		
Other assets	10,705		58,604
Net capital		$	10,362
Computation of net capital requirements			
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$	6,618
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above)		$	6,618
Excess net capital		$	3,744
Computation of aggregate indebtedness			
Total liabilities		$	99,275
Aggregate indebtedness to net capital			9.58

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2018.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

FGMK
Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manangement of
Triton Pacific Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Triton Pacific Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triton Pacific Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Triton Pacific Securities, LLC stated that Triton Pacific Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triton Pacific Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triton Pacific Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
March 1, 2019

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

TritonPacific
Securities, LLC

February 21, 2019

FGMK, LLC
Attn: Barry Jacobs
333 W. Wacker Drive, 6th Floor
Chicago, IL 60606

Re: SEC Rule 17a-5(d)(1) and (4) Exemption Report

Dear Mr. Jacobs:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Securities, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2018 to December 31, 2018.

Sincerely,

M. J. Carroll

Chief Financial Officer/ FINOP

32451 Golden Lantern | Suite 304 | Laguna Niguel | CA | 92677
TEL: 949.429.8500 | FAX: 844.943.4995